UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2007

Commission File Number: 000-22628

ARCADIS N.V.
(Translation of registrant’s name into English)

Nieuwe Stationsstraat 10
6811 KS Arnhem
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              ☒                           Form 40-F              ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         ☐                            No           ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

ARCADIS NV
Nieuwe Stationsstraat 10
P.O. Box 33
6800 LE Arnhem
The Netherlands
Tel +31 26 3778 292
Fax +31 26 4438 381
www.arcadis-global.com

PRESS RELEASE

ARCADIS WINS ANOTHER $50 MILLION FLOOD PROTECTION CONTRACT IN NEW ORLEANS

Arnhem, the Netherlands — October 2, 2007 — ARCADIS (EURONEXT: ARCAD), the international consultancy and engineering company, has been awarded a second contract for flood protection work in New Orleans. This time, ARCADIS will provide general design support services, multidisciplinary consultancy services and construction management services, for the New Orleans District of the U.S. Army Corps of Engineers (Corps). The contract was won by a joint venture of ARCADIS and Bioengineering Group also involving partners HNTB, WL Delft Hydraulics and ARCADIS subsidiary Alkyon.

The contract size is a maximum of $50 million, which includes a base period of one year and four option periods of one year each. It is the second time the U.S. Army Corps has awarded a contract involving forward-looking design services for hurricane protection in the Gulf Coast. Earlier this year the joint venture of ARCADIS and Bioengineering Group was already awarded a five year $150 million framework contract for the same type of services.

“We see this second large contract award as an important expansion of our presence as a flood protection and water resources consultant in the United States, which is fully in line with our strategy of becoming a leading player in flood protection and water management services globally,” said Harrie Noy, Chief Executive Officer of ARCADIS. He added: “With increasing worries about the impact of climate change, we expect a growing demand for our extensive water management experience. We are looking to expand our water management involvement in Florida and California, where we feel our flood management know-how can be of great value”.

“As a team we are proud of our accomplishments in the New Orleans area to date, and delighted to be recognized with further responsibility and opportunity to contribute to the region’s recovery,” stated Wendi Goldsmith, President of The Bioengineering Group, Inc. “As the key small business venture in this large effort, we look forward to the opportunity to grow in order to best dedicate resources locally and support other recovering businesses and families in the process. We hope to continue to bring out resourcefulness and problem-solving abilities to bear on these challenges.”

Project work will include the evaluation, design and construction management of levees and floodwalls; coastal restoration; special structures for flood protection; as well as major pumping facilities. Work also encompasses development, evaluation and planning studies for improved levels of flood protection for New Orleans and portions of southern Louisiana.

ARCADIS is an international company providing consultancy, engineering and management services in infrastructure, environment and facilities, to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With more than 12,000 employees and $1.9 billion in gross revenue, the company has an extensive international network that is supported by strong local market positions. Please visit the website at www.arcadis-global.com or www.arcadis-us.com.

The Bioengineering Group, (Salem, Massachusetts) an 8(a) woman-owned small business, provides a full range of consulting services related to integrating ecology, earth science, engineering, and landscape architecture. Its services include coastal protection, including wetland engineering; river management and flood control, including storm water management; and sustainable design, including green building technology. Please visit the website at www.bioengineering.com

For more information, contact:

Joost Slooten of ARCADIS NV at +31.26.3778604 or j.slooten@arcadis.nl;

Shannon McDonald of ARCADIS in the U.S. at 720.344.3704 or shannon.mcdonald@arcadis-us.com;

Wendi Goldsmith of Bioengineering at 978.740.0096 or wgoldsmith@bioengineering.com.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects.  These and other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: October 3, 2007	By:	/s/ H.L.J. Noy
H.L.J. Noy
Chief Executive Officer